May 22, 2009

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Ridgewood Energy X Fund LLC
Registration Statement on Form 10-12G
Filed March 5, 2009
File No. 0-53591

Dear Mr. Schwall:

Ridgewood Energy Corporation (“Ridgewood” or the “Manager”), the manager of Ridgewood Energy X Fund, LLC (the “Fund”), submits this response to the May 11, 2009 comment letter from the staff of the Securities and Exchange Commission (“SEC” or “Commission”) regarding the above referenced filing (the “Comment Letter”).  As the Fund’s shares are subject to significant restrictions on transferability and thus are not traded, the Manager proposed to address certain of the comments of the staff of the SEC made in the Comment Letter in the Fund’s future filings with the SEC.

Registration Statement on Forms 10-12 filed March 5, 2009

General

1)             SEC Comment:      We note that your registration statement was automatically effective by operation of law on May 4, 2009; however, you have yet to clear all of our comments.  Please bear in mind that you are now a reporting company under the Exchange Act of 1934 and must continue to file all reports required by such Act.

Ridgewood Response:   The Fund acknowledges its obligations to make filings under the Securities Exchange Act of 1934 have commenced.  Accordingly, the Fund has filed its Quarterly Report on Form 10-Q for the three months ended March 31, 2009 on May 21, 2009.

2)             SEC Comment:      We note that your response letter indicates that you will amend “future filings” to address many of our comments, including comments 4, and 8. Please note that we expect you to amend your Form 10 in response to our comments and will not be in a position to inform you that we have no further comments on such Form 10 until we have had a chance to review your amended filing.

Ridgewood Response: We note your request that we amend the Form 10 for these disclosures, but we respectfully request that the staff of the SEC consider the disclosures in the Fund’s Form 10 as follows:

With regard to comment 4 in the March 30, 2009 comment letter from the staff of the SEC that requested additional disclosure of the fact that the Manager’s management fee is payable even when the Fund is not profitable, we note that our response in our letter dated April 2, 2009 we referred to the disclosure of this matter in Item 2. “Financial Information-Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity Needs”.  We failed to note that this same disclosure is also contained in Item 1. “Business – Conflicts of Interest”.  We believe that this additional disclosure should satisfy the staff’s comment 4.

With regard to comment 8 in the March 30, 2009 comment letter of the staff of the SEC in which the staff of the SEC requested a modification of the disclosure regarding the removal of the Manager on page 22 of the Form 10 to state that such removal requires the affirmative vote of shareholders holding a majority of the shares and that the Manager has committed an illegal act or an act of gross negligence or willful misconduct that has had a material adverse effect on the Fund,  we note that the disclosure regarding the removal of the Manager are all contained in the disclosure and the ones referred to by the staff are in the second and fifth sentences.  We respectfully point out to the staff that the proximity of these disclosures to each other makes a clear disclosure of the requirements and the reordering of the sentences would not appear to be material to an understanding of the matter. We respectfully request that the SEC reconsider the adequacy of this disclosure.

Properties, page 5

3)          SEC Comment:    We note your response to our prior comment number five.  Please expand your disclosure to:

•	include the explanation of “drilling risk” as provided in your response;
•	identify the approximate future periods in which these costs are expected to be recognized and/or paid;
•
distinguish between the amounts included in “drilling risk” that are expected to be expensed as incurred versus the amounts which will be capitalized pending determination of whether the well has found proved reserves; and,

•	identify the date as of which the tabular disclosure is made

Ridgewood Response:  The discussion of drilling risk is for informational purposes to distinguish for investors the difference between budgeted amounts and dry-hole, or drilling risk.  This information provides investors with an estimated cost until the well reaches a determination point; while the total budget provides investors with an estimated cost until the well, or wells, begin production.  We believe that our investors understand this concept and this information allows them to determine the percentage of their respective investment at risk at the balance sheet date.

As discussed in the Item 1. “Business – Business Strategy”, the Fund invests in projects that have the shortest time period from initial investment to production.  Accordingly, all of the Fund’s investment commitments are short-term unless expressly stated otherwise.

The Fund capitalizes its drilling costs until the point that a well is determined to be successful or unsuccessful.  At the point a well is determined to be unsuccessful, all such capitalized costs are expensed as dry-hole costs.  The Fund discloses its accounting policy for drilling costs, or unproved properties, in note 2 to its financial statements.

The table indicates that amounts spent are through December 31, 2008.  To the extent that total budgets or drilling risk costs are revised between the balance sheet date and the reporting date, the increases or decreases are reflected within the table and the discussion below, as appropriate.

Based on the explanations above, we respectfully request that the SEC reconsider the adequacy of this disclosure.

Description of Registrant’s Securities to be Registered, page 18

4)             SEC Comment:       We note your response to our prior comment 7.  Please include disclosure regarding how many investors hold each type of security and further include disclosure explaining the difference between the two types of shares.

Ridgewood Response:  We will include disclosure of the number of holders of each of the Investor GP Shares and Limited Liability Shares in future Forms 10-K of the Fund. Since the shares are not traded, we believe the number of holders of the two types of shares would not be relevant to shareholders.  The staff also wishes to include a disclosure of the differences between the two types of shares.  In Item 11, the Fund disclosed the terms of the shares in the normal way by dealing with the characteristics of the shares and, where relevant, noted the differences between the types of shares.  We believe this is the best way to describe the shares and is consistent with the rules and the form requirements.  Since the shares are all of one class and the differences between the share types are minimal, adding the disclosure requested by the staff would require repeating disclosures that are already in the Form 10.  We respectfully request that the SEC reconsider the adequacy of this disclosure.

Closing Comments

Attached as Exhibit A is a written statement from the Fund to the Commission acknowledging that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any question or comments, please feel free to contact me at (201) 447-9000.  Thank you.

Very truly yours,

/s/ Daniel V. Gulino
Daniel V. Gulino

WRITTEN STATEMENT OF
RIDGEWOOD ENERGY X FUND, LLC

In connection with the response of Ridgewood Energy X Fund, LLC (the “Fund”), to the letter from the Securities and Exchange Commission (the “Commission”), dated May 11, 2009, the Fund acknowledges as follows:

•	The Fund is responsible for the adequacy and accuracy of the disclosures in each of their respective filings of their registration statement on Form 10.

•
Comments from the Commission’s staff or changes in the disclosures made on the amended registration statements in response to staff’s comments do not foreclose the Commission from taking any action with respect to the filings.

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged this 22nd day of May, 2009.

RIDGEWOOD ENERGY X FUND, LLC

By:	/s/ Daniel V. Gulino
Name: Daniel V. Gulino
Title: Senior Vice President and General Counsel